Exhibit 99.1

Solarfun Reports 2008 First Quarter Results

SHANGHAI, China--(BUSINESS WIRE)--Solarfun Power Holdings Co., Ltd. (“Solarfun” or “the Company”) (NASDAQ:SOLF), an established vertically-integrated manufacturer of silicon ingots and photovoltaic (PV) cells and modules in China, today reported its unaudited financial results for the first quarter ended March 31, 2008.

2008 FIRST QUARTER RESULTS

  Net revenue was RMB 1.20 billion (US$ 171.0 million), an increase of 529% from the fourth quarter of 2007.
  PV module shipments showed good momentum, reaching 40.3MW, which represented 40% growth over 4Q2007 and 517% from the first quarter last year.
  Average selling price (“ASP”) was strong at $4.07 and was significantly higher than the ASP of $3.85 in the fourth quarter of 2007. Spain and Germany saw particular pricing strength and the Company also benefited from the strong Euro during the period.
  The geographic breakdown of net revenue was as follows: Spain 46%, Germany 36%, France 8%, Italy 6%, and Switzerland 4%. The company’s customer base remained diversified with only two customers accounting for over 10% of sales.
  Gross profit was RMB 197.4 million (US$ 28.2 million), an increase of 502% from the same quarter last year.
  As the Company had guided, gross margins softened slightly to 16.5% due primarily to higher polysilicon and wafer costs.
  Operating profit was RMB 144.9 million (US$ 20.7 million), a rise of over 3300% from the same quarter last year and 56% from 4Q2007. Operating margins increased to 12.1%, as the Company managed to control operating costs, while revenues grew substantially.
  Interest expense rose to US$ 3.8 million due to increased bank borrowing and the Company’s Convertible Senior Notes offering.
  The Company recorded a currency gain of US$ 2.8 million as a result of the appreciation of the RMB relative to the U.S. Dollar.
  Net income was RMB 107.0 million (US$ 15.3 million). The Company reported a small net loss in the comparable quarter in 2007.
  Earnings per basic ADS were RMB 2.21 (US$ 0.32).

Harold Hoskens, CEO of Solarfun, noted, “During the first quarter, the Company was able to achieve both record shipments and profits in spite of tight supply and price increases of raw materials. Our customer demand is robust, pricing for our products remains strong, and we have good control of our operating expenses and improved working capital management.”

FIRST QUARTER 2008 FINANCIAL RESULTS

The Company’s total net revenue in the first quarter of 2008 was RMB 1.20 billion (US$ 171.0 million), representing an increase of 529% from RMB 190.7 million in the first quarter of 2007 and an increase of 21% from RMB 987.8 million in the fourth quarter of 2007. The increase was primarily due to an increase in shipments and an increase in ASP in the first quarter of 2008. Total net PV module shipments and ASP were 40.3MW and US$ 4.07 per watt in the first quarter of 2008 compared to 28.1MW and US$ 3.85 per watt in the fourth quarter of 2007 and 6.5MW and US$ 3.77 per watt in the first quarter of 2007.

Gross profit in the first quarter of 2008 was RMB 197.4 million (US$ 28.2 million), representing an increase of 501.5% from RMB 32.8 million in the first quarter of 2007 and an increase of 13.1% from RMB 174.5 million in the fourth quarter of 2007. The gross margin decreased to 16.5% from 17.2% in the first quarter of 2007, and from 17.7% in the fourth quarter of 2007. The sequential decrease in gross margin was largely attributable to the higher costs of silicon-based materials in the first quarter of 2008.

Income from operations in the first quarter of 2008 was RMB 144.9 million (US$ 20.7 million), or 12.1% of total net revenue, compared RMB 4.3 million, or 2.2% of total net revenue in the first quarter of 2007, and to RMB 92.7 million, or 9.4% of total net revenue in the fourth quarter of 2007. The decrease in operating margin was mainly due to the increase in gross profit and relatively constant total operating costs. In addition, the Company generally incurred lower operating costs during the early part of the year.

Net income attributable to ordinary shareholders in the first quarter of 2008 was RMB 107.0 million, compared to net loss of RMB 2.5 million in the first quarter of 2007, and to net income of RMB 66.4 million in the fourth quarter of 2007. Basic net income per ADS in the first quarter of 2008 was RMB 2.21 (US$ 0.32) per ADS, compared to net loss of RMB 0.05 per ADS in the first quarter of 2007, and to net income of RMB 1.38 per ADS in the fourth quarter of 2007.

FINANCIAL POSITION

As of March 31, 2008, the Company had cash and cash equivalents of RMB 595.2 million (US$ 84.9 million) and working capital of RMB 2.34 billion (US$ 334.0 million). Total bank borrowings were RMB 1.17 billion (US$ 167.3 million). On January 29, 2008 the Company placed US $172.5 million of Convertible Senior Subordinated Notes due 2018.

Net accounts receivable rose to RMB 674.6 million (US$ 96.2 million) due to the higher level of revenue, but continued focus on cash management practices reduced Days Sales Outstanding (DSO’s) to 42, down materially from the 91 days in the first quarter of 2007.

Capital outlays during the First Quarter totaled US$ 149.3 million, of which US$ 40.5 million was for capital expenditures and US$108.8 million was for pre-payments to suppliers.

BUSINESS OUTLOOK

Based on current operating trends and other conditions, the Company’s outlook is as follows:

For 2Q2008, management expects:

  Demand to remain strong, with shipments between 40-45 MW and ASP’s around $4.00 based on current contracted pricing. However, the continuing decline in the value of the Euro could impact this ASP assumption.
  Gross margin to continue to be impacted by higher silicon costs with further declines from the level seen in 1Q08.

For the full year 2008:

  The Company raises its previous guidance of 160 MW in shipments to a range of 160-180 MW. Visibility on ASP in the second and third quarters of 2008 is good, although incentive changes in Spain and Germany could lead to less visibility on ASP’s beginning in the fourth quarter of 2008.
  The 120 MW cell capacity expansion to our Qidong facility is expected to be completed by the early part of 3Q2008, which will raise aggregate annual manufacturing capacity (or “total nameplate capacity”), to 360 MW. In anticipation of improving polysilicon supply and in recognition of long lead time deliveries for certain equipment, the Company will continue to pursue its vertical integration strategy by expanding production capacity at its 52%-owned ingot manufacturing facility - Jiangsu Yangguang Solar Technology Ltd. In addition, the Company has begun development of a wire saw facility in Qidong. Over time, these programs are expected to improve the Company’s ability to control production costs, improve quality and secure reliable delivery of wafers.

Harold Hoskens, Chief Executive Officer, concluded, “We believe we are well positioned to take advantage of the continued burgeoning growth of PV demand. We are growing well in excess of the overall industry, securing good long-term relationships with key customers, are focused on improving our quality, and are building scale through a vertically-integrated business model which should allow us to maintain our ability to compete effectively from a low-cost production base.”

Conference Call:

Management will host a conference call to discuss the results at 8:00 am U.S. Eastern Time (8:00 pm Shanghai time) on May 21, 2008.

- U.S. Toll Free Number: +1 866 362 4820
- International dial-in number: +1 617 597 5345
- China Toll Free Number: +10 800 130 0399
Passcode: SOLF

A live webcast of the conference call will be available on the investor relations section of the Company’s website at: http://www.solarfun.com.cn. A replay of the webcast will be available for one month.

A telephone replay of the call will be available for twenty-four hours after the conclusion of the conference call. The dial-in details for the replay are as follows:

- U.S. Toll Free Number: +1 888 286 8010
- International dial-in number: +1 617 801 6888
Passcode: 74083898

Foreign Currency Conversion

The conversion in this release of Renminbi into U.S. dollars is made solely for the convenience of the reader, and is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of March 31, 2008, which was RMB7.0120 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on March 31, 2008, or at any other date. The percentages stated in this press release are calculated based on Renminbi amounts.

Financial Statements

SOLARFUN POWER HOLDINGS CO., LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), except for number of shares and per share data)

	For the three months ended
	March 31	December 31	March 31	March 31
	2007	2007	2008	2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	RMB	USD
Net revenue
Photovoltaic modules	190,475	804,164	1,151,507	164,220
Photovoltaic cells	266	50,025	29,734	4,240
Photovoltaic cells processing	-	-	-	-
PV modules processing	-	5,876	-	-
Others	-	127,706	18,088	2,580

Total net revenue	190,741	987,771	1,199,329	171,040

Cost of revenue
Photovoltaic modules	(157,700)	(653,667)	(958,882)	(136,749)
Photovoltaic cells	(225)	(47,476)	(27,918)	(3,981)
Photovoltaic cells processing	-	-	-	-
PV modules processing	-	(2,014)	-	-
Others	-	(110,110)	(15,136)	(2,159)

Total cost of revenue	(157,925)	(813,267)	(1,001,936)	(142,889)

Gross profit	32,816	174,504	197,393	28,151

Operating expenses
Selling expenses	(6,438)	(23,167)	(21,989)	(3,136)
G&A expenses	(15,892)	(50,153)	(25,685)	(3,663)
R&D expenses	(6,224)	(8,506)	(4,784)	(682)

Total operating expenses	(28,554)	(81,826)	(52,458)	(7,481)

Operating profit	4,262	92,678	144,935	20,670

Interest expenses	(5,308)	(11,293)	(26,669)	(3,803)
Interest income	9,557	(1,805)	2,381	340
Exchange losses	(11,253)	(3,307)	19,430	2,771
Other income	1,050	(7,552)	2,011	287
Other expenses	(331)	(2,032)	(12,323)	(1,757)
Value of embedded foreign currency derivative	-	-	-	-
Government grant	20	1,369	124	18

Net income (loss) before income tax and minority interest
	(2,003)	68,058	129,889	18,526

Income tax benefit / (expenses)	(424)	(3,814)	(19,488)	(2,779)
Minority interest	(105)	2,199	(3,363)	(480)

Net income (loss)	(2,532)	66,443	107,038	15,267

Net income attributable to ordinary shareholders
	(2,532)	66,443	107,038	15,267

Net income / (loss) per share
Basic	(0.0105)	0.2759	0.4424	0.0631
Diluted	(0.0105)	0.2759	0.4424	0.0631

Shares used in computation
Basic	240,023,776	240,807,142	241,954,744	241,954,744
Diluted	240,023,776	240,807,142	241,954,744	241,954,744

Net income / (loss) per ADS
Basic	(0.0527)	1.3796	2.2119	0.3155
Diluted	(0.0527)	1.3796	2.2119	0.3155

ADSs used in computation
Basic	48,004,755	48,161,428	48,390,949	48,390,949
Diluted	48,004,755	48,161,428	48,390,949	48,390,949

SOLARFUN POWER HOLDINGS CO., LTD.
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), except for number of shares and per share data)

	December 31	March 31	March 31
	2007	2008	2008
	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	272,928	595,158	84,877
Restricted cash	42,253	474,725	67,702
Accounts receivable, net	430,692	674,629	96,211
Inventories, net	728,480	760,775	108,496
Advance to suppliers	640,118	1,121,311	159,913
Other current assets	218,918	155,767	22,214
Deferred tax assets	3,026	4,381	625
Amount due from related parties	920	917	131
Amount due from shareholders	-	-	-

Total current assets	2,337,335	3,787,663	540,169

Non-current assets
Fixed assets – net	702,884	857,612	122,306
Intangible assets – net	94,282	93,800	13,377
Deferred tax assets	4,767	4,936	704
Long-term deferred expenses	209,946	200,026	28,526
Long-term investment	300	300	43

Total non-current assets	1,012,179	1,156,674	164,956

TOTAL ASSETS	3,349,514	4,944,337	705,125

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank borrowings	980,002	1,003,082	143,052
Long-term bank borrowings, current portion	-	-	-
Accounts payable	141,709	187,965	26,806
Notes payable	-	-	-
Accrued expenses and other liabilities	135,396	142,199	20,279
Customer deposits	27,628	90,654	12,928
Amount due to related parties	92,739	21,851	3,116
Amount due to shareholders	-	-	-

Total current liabilities	1,377,474	1,445,751	206,181

Non-current liabilities
Long-term bank borrowings, non-current portion	-	170,000	24,244
Convertible notes payable	-	1,210,778	172,672
Long term payable	-	10,000	1,426
Deferred tax liability	9,038	8,990	1,282

Total non-current liabilities	9,038	1,399,768	199,624

Minority interests	100,420	111,783	15,942

Temporary equity	-	32	5

Shareholders’ equity
Ordinary shares
(par value US$0.0001 per share; 400,000,000 shares authorized; 241,954,744 shares and 241,954,744 issued and outstanding at December 31, 2007 and March 31, 2008, respectively)	194	194	28
Additional paid-in capital	1,601,853	1,619,236	230,924
Statutory reserves	37,548	50,935	7,264
Retained earnings	222,987	316,638	45,157

Total shareholders’ equity	1,862,582	1,987,003	283,373

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,349,514	4,944,337	705,125

Safe Harbor Statement

This news release contains forward-looking statements, as defined under the Private Securities Litigation Reform Act of 1995, such as the Company’s business outlook for 2008, including first quarter and full year 2008 estimates for net revenue, PV product shipments, raw materials and product prices, PV cell production capacity and gross margins. Forward-looking statements involve inherent risks and uncertainties and actual results may differ materially from such estimates depending on future events and other changes in business climate and market conditions. Solarfun disclaims any obligation to update or correct this information.

About Solarfun

Solarfun Power Holdings Co, Ltd. manufactures both PV cells and PV modules, provides PV cell processing services to convert silicon wafers into PV cells, and supplies solar system integration services in China. Solarfun produces both monocrystalline and multicrystalline silicon cells and modules, and manufactures 100% of its modules with in-house produced PV cells. Solarfun sells its products both through third-party distributors, OEM manufacturers and directly to system integrators. Solarfun was founded in 2004 and its products have been certified to TUV and UL safety and quality standards. SOLF-G

http://www.solarfun.com.cn

CONTACT:
Solarfun Power Holdings Co., Ltd.
Investor Relations, 86 21-6306-8907
IR@solarfun.com.cn
or
Christensen
Peter Homstad, +1 480-614-3026
phomstad@ChristensenIR.com